Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2017

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months ended March 31
	2017	2016

Revenues	$422,843	$376,108

Cost of revenues (exclusive of depreciation and amortization shown below)	258,871	236,867
Selling, general and administrative expenses	136,860	118,269
Depreciation	5,977	5,397
Amortization of intangible assets	6,050	5,637
Acquisition-related items (note 5)	4,208	1,071
Operating earnings	10,877	8,867

Interest expense, net	2,942	2,364
Other income, net (note 6)	(1,229)	(600)
Earnings before income tax	9,164	7,103
Income tax expense (note 7)	3,658	3,071
Net earnings	5,506	4,032

Non-controlling interest share of earnings	2,113	2,414
Non-controlling interest redemption increment (note 10)	3,275	8,814
Net earnings (loss) attributable to Company	$118	$(7,196)

Net earnings (loss) per common share (note 11)

Basic	$-	$(0.19)
Diluted	$-	$(0.19)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars)

	Three months ended March 31
	2017	2016

Net earnings	$5,506	$4,032

Foreign currency translation gain	3,438	3,373

Comprehensive earnings	8,944	7,405

Less: Comprehensive earnings attributable to non-controlling shareholders	4,294	6,818

Comprehensive earnings attributable to Company	$4,650	$587

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	March 31, 2017	December 31, 2016
Assets
Current Assets
Cash and cash equivalents	$97,695	$113,148
Accounts receivable, net of allowance of $25,472 (December 31, 2016 - $23,431)	289,336	311,020
Unbilled revenues	34,995	36,588
Income tax recoverable	8,452	8,482
Prepaid expenses and other current assets	47,159	37,084
	477,637	506,322

Other receivables	11,282	10,203
Other assets	43,102	38,657
Fixed assets	69,169	65,274
Deferred income tax, net	70,993	82,252
Intangible assets	174,282	139,557
Goodwill	411,863	348,006
	780,691	683,949
	$1,258,328	$1,190,271

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$80,118	$83,617
Accrued liabilities	316,565	399,759
Income tax payable	10,159	15,940
Unearned revenues	8,807	4,066
Long-term debt - current (note 8)	2,618	1,961
Contingent acquisition consideration - current (note 9)	11,293	4,884
	429,560	510,227

Long-term debt - non-current (note 8)	402,370	260,537
Contingent acquisition consideration (note 9)	34,004	27,382
Deferred rent	21,785	21,241
Other liabilities	10,051	8,986
Deferred income tax, net	16,206	14,582
	484,416	332,728
Redeemable non-controlling interests (note 10)	121,846	134,803

Shareholders' equity
Common shares	404,045	399,774
Contributed surplus	50,836	51,540
Deficit	(173,717)	(174,311)
Accumulated other comprehensive loss	(66,741)	(71,273)
Total Company shareholders' equity	214,423	205,730
Non-controlling interests	8,083	6,783
Total shareholders' equity	222,506	212,513
	$1,258,328	$1,190,271

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2016	38,648,461	$399,774	$51,540	$(174,311)	$(71,273)	$6,783	$212,513

Cumulative effect adjustment:
Tax benefit on stock-based compensation (note 3)	-	-	-	476	-	-	476

Net earnings	-	-	-	5,506	-	-	5,506
Other comprehensive earnings	-	-	-	-	3,438	-	3,438
Other comprehensive earnings attributable to NCI	-	-	-	-	1,094	434	1,528
NCI share of earnings	-	-	-	(2,113)	-	645	(1,468)
NCI redemption increment	-	-	-	(3,275)	-	-	(3,275)
Distributions to NCI	-	-	-	-	-	(162)	(162)
Acquisition of businesses, net	-	-	-	-	-	383	383

Subsidiaries’ equity transactions	-	-	(1,121)	-	-	-	(1,121)

Subordinate Voting Shares:
Stock option expense	-	-	1,443	-	-	-	1,443
Stock options exercised	173,350	4,271	(1,026)	-	-	-	3,245
Balance, March 31, 2017	38,821,811	$404,045	$50,836	$(173,717)	$(66,741)	$8,083	$222,506

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months ended
	March 31
	2017	2016
Cash provided by (used in)

Operating activities
Net earnings	$5,506	$4,032

Items not affecting cash:
Depreciation and amortization	12,027	11,034
Deferred income tax	1,178	657
Earnings from equity method investments	(362)	(127)
Stock option expense	1,443	1,212
Other	7,139	244

Net changes from operating assets / liabilities
Accounts receivable	32,748	49,308
Unbilled revenues	1,909	(6,267)
Prepaid expenses and other current assets	(2,616)	(5,193)
Accounts payable	(11,318)	(10,479)
Accrued liabilities	(133,789)	(90,715)
Unearned revenues	3,775	1,172
Other liabilities	1,123	1,982
Contingent acquisition consideration paid	(301)	-
Net cash used in operating activities	(81,538)	(43,140)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(29,643)	(36,575)
Purchases of fixed assets	(6,733)	(4,187)
Advisor loans issued	(7,495)	(6,487)
Other investing activities	(3,101)	345
Net cash used in investing activities	(46,972)	(46,904)

Financing activities
Increase in long-term debt	182,837	102,716
Repayment of long-term debt	(42,700)	(16,249)
Purchase of non-controlling interests, net	(24,282)	620
Contingent acquisition consideration paid	(1,643)	(447)
Proceeds received on exercise of options	3,245	1,637
Dividends paid to common shareholders	(1,932)	(1,541)
Distributions paid to non-controlling interests	(4,118)	(5,116)
Financing fees paid	(1,663)	-
Net cash provided by financing activities	109,744	81,620

Effect of exchange rate changes on cash	3,313	(258)

Decrease in cash and cash equivalents	(15,453)	(8,682)

Cash and cash equivalents, beginning of period	113,148	116,150

Cash and cash equivalents, end of period	$97,695	$107,468

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2017

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 33 countries around the world (68 countries including affiliates and franchisees). Colliers’ primary services are outsourcing and advisory services, lease brokerage, and sales brokerage. Operationally, Colliers is organized into three geographic regions – Americas; Europe, Middle East and Africa (“EMEA”); and Asia Pacific.

2.       SUMMARY OF PRESENTATION – These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2016.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except as noted in Note 3. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at March 31, 2017 and the results of operations and its cash flows for the three month period ended March 31, 2017 and 2016. All such adjustments are of a normal recurring nature. The results of operations for the three month periods ended March 31, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017.

3.       IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”). This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company has assessed each of its revenue streams for the possible impact of this standard and based on an initial assessment, the application of the new guidance will likely result in an increase in the proportion of revenues accounted for on a gross basis. However, the assessment is not yet finalized. The Company will adopt this ASU effective January 1, 2018 using the full retrospective transition method.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. The Company adopted this ASU effective January 1, 2017 using the retrospective transition method. The impact of the change on the December 31, 2016 consolidated balance sheet was to (i) reduce current deferred income tax assets by $18,314; (ii) increase non-current deferred income tax assets by $13,806; (iii) reduce current deferred income tax liabilities by $376 and (iv) reduce non-current deferred income tax liabilities by $4,132.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The ASU will be effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company has catalogued and abstracted key terms of its leases and is in the final stages of selecting a software solution to assist with the additional disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of September 30, 2016. The Company will adopt this ASU with an effective date of January 1, 2019, using the modified retrospective transition method.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This standard removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The standard also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The Company adopted this ASU effective January 1, 2017, using the modified retrospective transition method with (i) a cumulative effect adjustment of $476 to increase retained earnings and (ii) the forfeiture rate continuing to be estimated.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This ASU reduces diversity in how certain transactions are classified in the statement of cash flows. Under this guidance contingent consideration payments made soon after an acquisition’s close date should be classified as cash outflows for investing activities. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact of this standard on its financial statements. The Company will adopt this ASU effective January 1, 2018, using the retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business which clarifies and simplifies the definition of a business. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. This will likely result in more acquisitions being accounted for as asset purchases which impacts many areas of accounting such as acquisitions, disposals, goodwill impairment and consolidation. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

4.       ACQUISITIONS – During the three months ended March 31, 2017, the Company acquired controlling interests in four businesses, two operating in the Americas (Northern California & Nevada; Michigan) and two operating in EMEA (Denmark; United Kingdom). The acquisition date fair value of consideration transferred was as follows: cash of $29,643 (net of cash acquired of $37,874) and contingent consideration of $14,194. The Company recognized goodwill of $58,456 and intangible assets of $39,342 as a result of these transactions. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. Acquired intangible assets consist of customer relationships, revenue backlog and property management contracts with estimated useful lives ranging from 3 months to 10 years. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

During the three months ended March 31, 2016, the Company acquired controlling interests in four businesses for cash consideration of $36,575 (net of cash acquired of $7,720) and contingent consideration of $6,118.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value on the acquisition date and is re-measured to fair value each subsequent reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2017 was $45,297 (see note 9). The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as of March 31, 2017 was $7,480. The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation, is $80,900 to a maximum of $95,100. The contingencies will expire during the period extending to December 2021.

5.       ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended
	March 31
	2017	2016

Transaction costs	$1,591	$523
Contingent consideration fair value adjustments	517	(883)
Contingent consideration compensation expense	2,100	1,431
	$4,208	$1,071

6.       OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended
	March 31
	2017	2016

Disposal gain, net	$(871)	$(175)
Equity earnings	(362)	(127)
Other	4	(298)
	$(1,229)	$(600)

7.       INCOME TAX – The provision for income tax for the three months ended March 31, 2017 reflected an effective tax rate of 39.9% (2016 - 43.2%) relative to the combined statutory rate of approximately 26.5% (2016 - 26.5%). The effective tax rate of both current period and the prior period was impacted by foreign tax rate differential and non-deductible expenses.

8.       LONG-TERM DEBT – On January 18, 2017, the Company entered into the amended and restated credit agreement with a syndicate of banks to provide a multi-currency revolving credit facility (the “Facility”) of $700,000. The Facility has a 5-year term ending January 18, 2022 and bears interest at 1.50% to 2.75% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $150,000 on the same terms and conditions as the original Facility.

The Company has granted the banks various collateral including an interest in all of the assets of the Company. The covenants require the Company to maintain certain ratios including financial leverage and interest coverage. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2017:

		Fair value measurements at March 31, 2017

	Carrying value at
	March 31, 2017	Level 1	Level 2	Level 3

Contingent consideration liability	$45,297	$-	$-	$45,297

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were (i) expected future operating cash flows (determined with reference to each specific acquired business) and (ii) discount rates (which range from 4% to 10.1%, with a weighted average of 9.3%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 9.4% and 10.1% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $2,500.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2017
Balance, January 1	$32,266
Amounts recognized on acquisitions	14,194
Fair value adjustments	517
Resolved and settled in cash	(1,944)
Other	264
Balance, March 31	$45,297

Less: Current portion	11,293
Non-current portion	$34,004

10.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2017

Balance, January 1	$134,803
RNCI share of earnings	1,468
RNCI redemption increment	3,275
Distributions paid to RNCI	(1,378)
Purchase of subsidiary shares from RNCI, net	(23,550)
RNCI recognized on business acquisitions	7,228
Balance, March 31	$121,846

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of March 31, 2017 was $112,130. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at March 31, 2017, approximately 2,300,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

11.       NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the weighted average basic and diluted common shares outstanding:

	Three months ended
(in thousands)	March 31
	2017	2016

Basic shares	38,720	38,558
Assumed exercise of Company stock options	397	267
Diluted shares	39,117	38,825

12.       STOCK-BASED COMPENSATION – The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at March 31, 2017, there were 600,750 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 380,000 stock options granted during the three months ended March 31, 2017 (2016 - 315,000). Stock option activity for the three months ended March 31, 2017 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,602,850	$30.31
Granted	380,000	45.00
Exercised	(173,350)	18.72
Shares issuable under options -
End of period	1,809,500	$34.51	3.27	$22,971
Options exercisable - End of period	583,175	$29.29	2.45	$10,444

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2017 was $1,443 (2016 - $1,212). As of March 31, 2017, there was $6,850 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the three month period ended March 31, 2017, the fair value of options vested was $1,922 (2016 - $1,811).

13.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015, the Company agreed that it will make payments to Jay S. Hennick, its Chief Executive Officer (“CEO”), that are contingent upon the arm’s length sale of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the CEO’s family, their holding companies and trusts. The agreement provides for the CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length sale of control of the Company took place on March 31, 2017, the amount required to be paid to the CEO, based on a market price of C$62.91 per Subordinate Voting Share, would be US$177,231.

14.       SEGMENTED INFORMATION – Colliers has identified three reportable operating segments, which are grouped geographically and based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

OPERATING SEGMENTS

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated
Three months ended March 31

2017
Revenues	$256,959	$89,022	$76,392	$470	$422,843
Depreciation and amortization	6,743	3,585	1,290	409	12,027
Operating earnings (loss)	11,477	(1,066)	4,856	(4,390)	10,877

2016
Revenues	$210,545	$98,915	$66,441	$207	$376,108
Depreciation and amortization	5,329	3,807	1,258	640	11,034
Operating earnings (loss)	16,959	(5,889)	1,934	(4,137)	8,867

GEOGRAPHIC INFORMATION

	Three months ended
	March 31
	2017	2016

United States
Revenues	$193,572	$152,062
Total long-lived assets	252,834	163,455

Canada
Revenues	$56,446	$52,682
Total long-lived assets	52,811	53,947

Euro currency countries
Revenues	$43,076	$55,103
Total long-lived assets	175,873	175,332

Australia
Revenues	$41,368	$30,913
Total long-lived assets	46,556	47,049

United Kingdom
Revenues	$29,683	$25,750
Total long-lived assets	72,254	68,186

Other
Revenues	$58,698	$59,598
Total long-lived assets	54,986	32,542

Consolidated
Revenues	$422,843	$376,108
Total long-lived assets	655,314	540,511

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE three MONTH PERIOD ENDED March 31, 2017

(in US dollars)

May 5, 2017

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three month period ended March 31, 2017 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2016. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2017 and up to and including May 5, 2017.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Consolidated review

We reported strong revenue growth for the first quarter ended March 31, 2017 due to a combination of recent acquisitions and internal growth. Consolidated revenue growth was 12% relative to the same quarter in the prior year (13% measured in local currencies). Adjusted earnings per share (see “Reconciliation of non-GAAP measures” below) for the first quarter was $0.33, up 74% from $0.19 in the prior year quarter. Diluted net earnings per common share was breakeven, relative to a loss of $0.19 in the prior year quarter, primarily due to margin improvement in EMEA and Asia Pacific regions and the favourable impact of acquisitions. Both adjusted earnings per share and GAAP earnings per share for the first quarter of 2017 would have been approximately unchanged excluding foreign exchange impacts.

During the first three months of 2017, the Company acquired controlling interests in four businesses, two operating in the Americas (Northern California & Nevada; Michigan) and two operating in EMEA (Denmark; UK). The total initial cash consideration for these acquisitions, net of cash acquired, was $29.6 million.

For the three months ended March 31, 2017, revenue growth was led by Lease Brokerage and Sales Brokerage. A decline in lower margin project management activity in the EMEA region relative to very strong comparatives in the prior year period reduced the revenue growth rate in Outsourcing & Advisory services.

	Three months ended
(in thousands of US$)	March 31		Growth	Growth
(LC = local currency)	2017	2016	in USD %	in LC %

Outsourcing & Advisory	$163,565	$159,818	2%	3%
Lease Brokerage	136,859	112,885	21%	22%
Sales Brokerage	122,418	103,405	18%	18%

Total revenues	$422,843	$376,108	12%	13%

Results of operations - three months ended March 31, 2017

Revenues for our first quarter were $422.8 million, 12% higher than the comparable prior year quarter (13% measured in local currencies). Recent acquisitions contributed 12% to revenue growth. Internally generated revenues measured in local currencies were up 1%, with the growth rate impacted by a decline in EMEA Outsourcing & Advisory activity as noted above. Excluding this, consolidated internal revenue growth in local currencies was 6%.

The operating earnings for the quarter were $10.9 million, versus operating earnings of $8.9 million in the prior year period. The operating earnings margin was 2.6% versus 2.4% in the prior year quarter. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $29.3 million versus $22.2 million reported in the prior year quarter. Our Adjusted EBITDA margin was 6.9% of revenues versus 5.9% of revenues in the prior year quarter, primarily as a result of operating leverage from strong revenue growth and recent acquisitions.

Depreciation expense was $6.0 million, versus $5.4 million recorded in the prior year quarter, with the increase attributable to investments in office leasehold improvements and the impact of business acquisitions in the past year.

Amortization expense was $6.1 million, versus $5.6 million recorded in the prior year quarter, as a result of additional intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense was $2.9 million, versus $2.4 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 3.0%, consistent with 3.0% in the prior year quarter.

Consolidated income tax expense for the quarter was $3.7 million, relative to $3.1 million the prior year quarter, reflecting effective tax rates of 40% and 43%, respectively. The effective tax rate in both periods was impacted by foreign tax rate differential and non-deductible expenses. The effective tax rate for the full year is expected to be approximately 35%.

Net earnings for the quarter was $5.5 million, relative to $4.0 in the prior year quarter. The current period’s results were attributable to solid revenue growth from acquisitions and internally as well as margin enhancement from operating leverage.

The Americas region generated $257.0 million of revenues during the first quarter, an increase of 22% from the prior year quarter (21% measured in local currencies). Recent acquisitions contributed revenue growth of 17% and internal growth in local currencies was 4%. Internal revenue growth was comprised primarily of Outsourcing & Advisory activity. Operating earnings were $11.5 million, down 32% versus the prior year period as a result of recent investments in people to add new service line capabilities in the US, acquisition-related costs and timing of expenses. First quarter adjusted EBITDA was $21.2 million, down 2% versus the year-ago period, and excludes the impact of acquisition-related costs.

The EMEA region generated $89.0 million of revenues during the first quarter, down 10% from the prior year quarter (down 4% measured in local currencies). Internal revenues in local currencies declined 11% offset by 7% growth from recent acquisitions. Internal revenues were impacted by (i) a decline in Outsourcing & Advisory activity, particularly in France with several large project management assignments in the prior year quarter involving the supply and installation of materials at lower margins than other revenue types, offset by (ii) increased Lease Brokerage activity, primarily in the UK. Foreign exchange headwinds with respect to the UK pound sterling negatively impacted results on a US dollar reporting currency basis. The operating loss was $1.1 million, versus a loss of $5.9 million in the prior year period, driven by changes in revenue mix and recent acquisitions. First quarter adjusted EBITDA was $3.6 million, versus a loss of $0.6 million in the prior year period.

The Asia Pacific region generated $76.4 million of revenues during the first quarter, an increase of 15% from the prior year quarter (an increase of 12% measured in local currencies). Revenue growth was entirely from internal growth led by strong Lease Brokerage and Sales Brokerage activity. Foreign exchange tailwinds positively impacted results on a US dollar reporting currency basis. Operating earnings were $4.9 million, up 151% versus the prior year period, benefiting from operating leverage from higher revenues. First quarter adjusted EBITDA was $6.2 million, versus $3.3 million in the year-ago period.

The global Corporate operating loss for the first quarter was $4.4 million, relative to $4.1 million in the prior period, and was impacted by restructuring costs, offset by lower variable expenses. Corporate costs as presented in adjusted EBITDA were $1.8 million for the first quarter, relative to $2.2 million in the comparable prior year period, and exclude the impact of restructuring costs.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2017
Revenues	$422,843
Operating earnings	10,877
Net earnings	5,506
Diluted net earnings per common share	-

YEAR ENDED DECEMBER 31, 2016
Revenues	$376,108	$482,536	$462,052	$576,028
Operating earnings	8,867	37,624	23,627	76,055
Net earnings	4,032	23,756	13,463	50,320
Diluted net earnings (loss) per common share	(0.19)	0.55	0.24	1.14

YEAR ENDED DECEMBER 31, 2015
Revenues	$335,762	$409,832	$420,278	$556,114
Operating earnings	2,345	(16,748)	29,810	64,977
Net earnings from continuing operations	40	(21,359)	18,414	42,820
Net earnings (loss) from discontinued operations	(1,937)	3,041	-	-
Net earnings (loss)	(1,897)	(18,318)	18,414	42,820
Diluted net earnings (loss) per common share:
Continuing operations	0.22	(0.79)	0.20	0.92
Discontinued operations	(0.05)	0.08	-	-
	0.17	(0.71)	0.20	0.92

OTHER DATA (see "Reconciliation of non-GAAP measures")
Adjusted EBITDA - 2017	$29,289
Adjusted EBITDA - 2016	22,184	$52,795	$37,643	$90,440
Adjusted EBITDA - 2015	14,583	44,565	43,043	79,143
Adjusted EPS - 2017	0.33
Adjusted EPS - 2016	0.19	0.63	0.40	1.22
Adjusted EPS - 2015	0.10	0.58	0.52	1.06

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprise approximately 30% of our annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US$)	March 31
	2017	2016

Net earnings	$5,506	$4,032
Income tax	3,658	3,071
Other income, net	(1,229)	(600)
Interest expense, net	2,942	2,364
Operating earnings	10,877	8,867
Depreciation and amortization	12,027	11,034
Acquisition-related items	4,208	1,071
Restructuring costs	734	-
Stock-based compensation expense	1,443	1,212
Adjusted EBITDA	$29,289	$22,184

Adjusted earnings per share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings (loss) per share to adjusted earnings per share appears below.

	Three months ended
(in thousands of US$)	March 31
	2017	2016

Net earnings	$5,506	$4,032
Non-controlling interest share of earnings	(2,113)	(2,414)
Amortization of intangible assets	6,050	5,637
Acquisition-related items	4,208	1,071
Restructuring costs	734	-
Stock-based compensation expense	1,443	1,212
Income tax on adjustments	(2,010)	(1,691)
Non-controlling interest on adjustments	(844)	(502)
Adjusted net earnings	$12,974	$7,345

	Three months ended
(in US$)	March 31
	2017	2016

Diluted net earnings (loss) per common share	$-	$(0.19)
Non-controlling interest redemption increment	0.08	0.23
Amortization of intangible assets, net of tax	0.10	0.09
Acquisition-related items	0.10	0.03
Restructuring costs, net of tax	0.01	-
Stock-based compensation expense, net of tax	0.04	0.03
Adjusted earnings per share	$0.33	$0.19

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

Liquidity and capital resources

Net cash used in operating activities for the three month period ended March 31, 2017 was $81.5 million, versus $43.1 million used in the prior year period. Cash from operations was adversely impacted by significant seasonal working capital usage related to businesses acquired in early January 2017. Such working capital usage is consistent with the seasonality experienced in our existing brokerage operations. Cash flow from operating activities is expected to be flat in the second quarter and positive in the third and fourth quarters of the year, consistent with historical patterns. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the three months ended March 31, 2017, capital expenditures were $6.7 million. Based on our current operations, capital expenditures for the year ending December 31, 2017 are expected to be $40 - $45 million.

Net indebtedness as at March 31, 2017 was $307.3 million, versus $149.4 million at December 31, 2016. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to seasonal working capital usage, the purchase price for recent acquisitions and capital expenditures. We are in compliance with the covenants contained in our financing agreements as at March 31, 2017 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $286.7 million of available unused credit as of March 31, 2017.

On January 18, 2017, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a committed unsecured multi-currency revolving credit facility (the “Facility”) of $700.0 million, replacing the prior secured credit facility of $525.0 million. The Facility has a 5-year term ending January 18, 2022. The Facility bears interest at 1.50% to 2.75% over floating reference rates depending on certain leverage ratios, and requires a commitment fee of 0.30% to 0.55% of the unused portion depending on certain leverage ratios, with all pricing unchanged from the prior credit facility. At any time during the term, we have the right to increase the Facility by up to $150.0 million, on the same terms and conditions as the original Facility.

On December 8, 2016, the Company’s Board of Directors declared a dividend of $0.05 per share to shareholders of record on December 30, 2016. This dividend was paid on January 11, 2017.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $95.1 million as at March 31, 2017 (December 31, 2016 - $72.8 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to December 2021. We estimate that approximately 85% of the contingent consideration outstanding as of March 31, 2017 will ultimately be paid.

The following table summarizes our contractual obligations as at March 31, 2017:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$403,033	$1,715	$321	$400,997	$-
Interest on long-term debt	39,515	9,794	19,496	10,225	-
Capital lease obligations	1,955	903	1,052	-	-
Contingent acquisition consideration	45,297	11,293	26,961	2,901	4,142
Operating leases	339,278	69,545	109,557	78,541	81,635

Total contractual obligations	$829,078	$93,250	$157,387	$492,664	$85,777

At March 31, 2017, we had commercial commitments totaling $9.9 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements as of March 31, 2017, was $112.1 million (December 31, 2016 - $126.0 million).

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2017, the RNCI recorded on the balance sheet was $121.9 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated accretion to diluted net earnings per share for the three months ended March 31, 2017 would be $0.12 and the accretion to adjusted EPS would be $0.03.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made under the sale of control arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, a description of which is set out in Note 13 to the March 31, 2017 unaudited consolidated financial statements and the commitments and contingencies detailed in Note 21 to the December 31, 2016 audited consolidated financial statements.

Critical accounting estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting estimates have been reviewed and discussed with our Audit & Risk Committee. There have been no material changes to our critical accounting estimates from those disclosed in our MD&A for the year ended December 31, 2016.

Quarterly income tax provision

Each quarter, we estimate our income tax on the interim consolidated financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

The tax effect of discrete items occurring in the quarter also impacts our effective tax rate.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”). This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company has assessed each of its revenue streams for the possible impact of this standard and based on an initial assessment, the application of the new guidance will likely result in an increase in the proportion of revenues accounted for on a gross basis. However, the assessment is not yet finalized. The Company will adopt this ASU effective January 1, 2018 using the full retrospective transition method.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. The Company adopted this ASU effective January 1, 2017 using the retrospective transition method. The impact of the change on the December 31, 2016 consolidated balance sheet was to (i) reduce current deferred income tax assets by $18.3 million; (ii) increase non-current deferred income tax assets by $13.8 million; (iii) reduce current deferred income tax liabilities by $0.4 million and (iv) reduce non-current deferred income tax liabilities by $4.1 million.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The ASU will be effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company has catalogued and abstracted key terms of its leases and is in the final stages of selecting a software solution to assist with the additional disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of September 30, 2016. The Company will adopt this ASU with an effective date of January 1, 2019, using the modified retrospective transition method.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This standard removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The standard also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The Company adopted this ASU effective January 1, 2017, using the modified retrospective transition method with (i) a cumulative effect adjustment of $0.5 million to increase retained earnings and (ii) the forfeiture rate continuing to be estimated.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This ASU reduces diversity in how certain transactions are classified in the statement of cash flows. Under this guidance contingent consideration payments made soon after an acquisition’s close date should be classified as cash outflows for investing activities. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact of this standard on its financial statements. The Company will adopt this ASU effective January 1, 2018, using the retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business which clarifies and simplifies the definition of a business. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. This will likely result in more acquisitions being accounted for as asset purchases which impacts many areas of accounting such as acquisitions, disposals, goodwill impairment and consolidation. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, our predecessor, FirstService Corporation (“Old FSV”), elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of March 31, 2017, we had no such financial instruments in place. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897%. The term of the swaps matches the maturity of the underlying revolving credit facility, with a maturity date of January 18, 2022. Hedge accounting is being applied to these swaps.

Transactions with related parties

As at March 31, 2017, the Company had $5.1 million of loans receivable from non-controlling shareholders (December 31, 2016 - $4.9 million) and no loans payable to minority shareholders (December 31, 2016 - nil). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans have terms of one to ten years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 37,496,117 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,809,500 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 14, 2016, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2016 to July 17, 2017. The Company is entitled to repurchase up to 3,200,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2017 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

The Company disclosed on May 27, 2015 that management became aware that an independent contractor, working as a broker in its US operations, may have been involved in an improper payment to a third party (in the amount of $0.5 million) in connection with an unconsummated real estate sale transaction in a foreign jurisdiction. The Company’s Board, through its Audit and Risk Committee, retained independent counsel to assist it in reviewing the matter. The Company informed, and is cooperating with, relevant authorities in the US and Canada.

The Audit and Risk Committee’s review was completed on October 26, 2015. Based on that review, it appears that the broker orchestrated a payment, funded by a third party, that the broker believed was intended for an individual associated with a sovereign wealth fund in order to influence a transaction that did not materialize. It also appears that the broker falsified documents, fabricated aspects of the purported transaction and deliberately misled management. The purported transaction was the primary matter on which the broker worked during his brief tenure with the Company. The broker’s conduct directly violated the Company’s established policies, procedures and code of conduct, and he and two associates with whom he worked were immediately terminated. The revenue and related expenses in respect of this transaction recorded in the fourth quarter of 2014 were reversed during the second quarter of 2015, the impact of which was not material. In January 2017, certain of the individuals implicated in this matter (none of whom are presently affiliated with Colliers) were indicted by the United States attorney in connection with this matter, and Colliers continues to cooperate with all regulatory authorities in this regard.

Spin-off risk

On June 1, 2015, the predecessor to our Company, Old FSV, completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), the North American leader in residential property management and related services. Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015 which is available under Colliers’ SEDAR profile at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize producers.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes or any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2016, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.